                                Filed Pursuant to Rule 424(b)(3) and Rule 424(c) Registration No. 333-43933

                               OCEAN ENERGY, INC.
                                      AND
                          UNITED MERIDIAN CORPORATION

                 SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS
                           FOR STOCKHOLDERS MEETINGS
                          TO BE HELD ON MARCH 27, 1998


         This Supplement is being furnished by Ocean Energy, Inc., a Delaware corporation ("OEI") to its stockholders in connection with the solicitation of proxies by its Board of Directors for use at the annual meeting of stockholders of OEI to be held on March 27, 1998, at 9:30 a.m., Houston time, at the Four Seasons Hotel, 1300 Lamar Street, Houston, Texas, or any adjournment or postponements thereof and by United Meridian Corporation, a Delaware corporation ("UMC") to its stockholders in connection with the solicitation of proxies by its Board of Directors for use at the special meeting of stockholders of UMC to be held on March 27, 1998, at 10:30 a.m., Houston time, at the Four Seasons Hotel, 1300 Lamar Street, Houston, Texas, or any adjournment or postponements thereof. The following information hereby supplements and should be read in conjunction with the Joint Proxy Statement/Prospectus of OEI and UMC dated February 27, 1998 (the "Joint Proxy Statement/Prospectus"), copies of which were previously furnished to stockholders of record of OEI and UMC as of February 20, 1998. Unless otherwise indicated, defined terms contained herein have the meanings set forth in the Joint Proxy Statement/Prospectus. Additional copies of the Joint Proxy Statement/Prospectus are available upon request to Corporate Secretary, Ocean Energy, Inc., 8440 Jefferson Highway, Suite 420, Baton Rouge, Louisiana 70809 or to Corporate Secretary, United Meridian Corporation, 1201 Louisiana, Suite 1400, Houston, Texas 77002.

         This Supplement is first being sent to stockholders of OEI and UMC on or about March 13, 1998.

                             PURPOSE OF SUPPLEMENT

         As discussed in the Joint Proxy Statement/Prospectus, UMC, its directors and OEI are parties to two lawsuits brought on behalf of stockholders of UMC. Newman v. Carson, et al. (Civil Action No. 16109-NC) is pending in the Court of Chancery of the State of Delaware and Ross v. Brock, et al. (Cause No. 98-00845) is pending in the 164th Judicial District Court of Harris County, Texas. These lawsuits challenge the Merger Agreement and the actions taken by the directors of UMC in connection therewith. The lawsuits also allege that UMC failed to disclose certain material information in the Joint Proxy Statement/Prospectus.

         In order to settle the lawsuits, UMC and OEI have entered into an agreement in principle with the plaintiffs under which UMC and OEI have agreed to supplement the disclosure contained in the Joint Proxy Statement/Prospectus. Accordingly, the information contained herein supplements the information contained in the Joint Proxy Statement/Prospectus. References in quotations are references to those portions of the Joint Proxy Statement/Prospectus indicated.

SUPPLEMENTAL INFORMATION TO "THE MERGERS--OPINION OF UMC'S FINANCIAL ADVISOR."

         The Joint Proxy Statement/Prospectus includes a summary of the material analyses performed by Merrill Lynch in connection with its preparation of the UMC Fairness Opinion. This summary includes equity market value ranges for UMC in varying amounts depending upon the type of analysis performed, in each case corresponding to an indicated range per share of UMC Common Stock. The equity market range of $914 million to $1,164 million under "--UMC Comparable Company Trading Analysis" corresponds to an indicated range per share of UMC Common Stock of $24.83 to $31.62. The equity market range of $1,014 million to $1,414 million under "--UMC Comparable Acquisition Analysis" corresponds to an indicated range per share of UMC Common Stock of $27.54 to $38.41. The equity market range of $814 million to $964 million for the UMC Flat Case and $964 million to $1,164 million for the UMC Base Case under "--UMC Net Asset Value Analysis" corresponds to an indicated range per share of UMC Common Stock of $22.11 to $26.18 for the UMC Flat Case and $26.18 to $31.62 for the UMC Base Case. The equity market range of $864 million to $1,314 million under "--UMC Corporate Discounted

Cash Flow Analysis" corresponds to an indicated range per share of UMC Common Stock of $23.47 to $35.70. The foregoing per share values are based on 36.8 million shares, which includes 35.8 million shares outstanding, plus an additional 1.0 million in UMC Common Stock equivalents underlying outstanding options.

 SUPPLEMENTAL INFORMATION TO "THE COMPANIES--OCEAN ENERGY, INC."

RESERVES

         The following table sets forth estimated quantities of proved developed and proved undeveloped reserves of crude oil and natural gas owned by OEI as of December 31, 1997. The information set forth in the following table is based in part upon reserve reports prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers, ("NSA"), and in part upon reserve reports prepared by OEI, in each case in accordance with the rules and regulations of the Commission. OEI includes as proven reserves, future gas production estimated by NSA to be used as fuel gas.

                                                                                            BARRELS OF OIL EQUIVALENTS
               OIL (MBBLS)                            NATURAL GAS (MMCF)                               (MBOE)
----------------------------------------     -------------------------------------     ----------------------------------
DEVELOPED      UNDEVELOPED      TOTAL        DEVELOPED    UNDEVELOPED      TOTAL       DEVELOPED    UNDEVELOPED     TOTAL
---------     -------------   ----------     ---------    -----------   ----------     ---------    -----------     -----
 53,289        15,493           68,782        174,233       63,451        237,684        82,328        26,068      108,396

ACREAGE AND PRODUCTIVE WELLS

         The following table sets forth the approximate developed and undeveloped acreage in which OEI held a leasehold mineral or other interest at December 31, 1997.

                                                    DEVELOPED ACRES                    UNDEVELOPED ACRES
                                               -------------------------          ------------------------
                                                 GROSS             NET              GROSS            NET
                                               ----------       --------          ---------       --------
Federal waters  . . . . . . . . . . . .           122,157         74,688            230,069        125,039
State waters and onshore  . . . . . . .            60,954         56,851             97,747         70,700
                                               ----------       --------          ---------       --------
      Total   . . . . . . . . . . . . .           183,111        131,539            327,816        195,739
                                               ==========       ========          =========       ========

         As of December 31, 1997, OEI holds options covering approximately 10,869 gross acres (5,435 net) in Cameron Parish, Louisiana, and 16,727 gross and net acres in Plaquemines Parish, Louisiana, which allow the Company to conduct 3-D seismic operations on such acreage and to subsequently acquire oil and gas leases.

         The following table sets forth OEI's existing productive wells as of December 31, 1997:

                                                          GROSS                NET
                                                      -----------          ---------
Oil . . . . . . . . . . . . . . . . . . . . .                 623                 547
Gas . . . . . . . . . . . . . . . . . . . . .                  98                  75
                                                      -----------          ----------
      Total Productive Wells  . . . . . . . .                 721                 622
                                                      ===========          ==========

         Productive wells consist of producing wells and wells capable of production, including gas wells awaiting pipeline connections. Wells that are completed in more than one producing horizon are counted as one well. Of the gross wells reported above, 53 had multiple completions.

PRODUCTION, UNIT PRICES AND COSTS

         The following table presents certain information with respect to oil and gas production and lease operating expenses attributable to all oil and gas property interests owned by OEI for the periods indicated.

                                                                  Year Ended December 31,
                                                   ------------------------------------------------------
                                                        1997                 1996                 1995
                                                   -------------       --------------      --------------
Production:
    Oil (MBbls)   . . . . . . . . . . . . . .              9,945                7,149               6,057
    Gas (MMcf)  . . . . . . . . . . . . . . .             38,916               18,720              12,393

Average Sales Prices (1):
    Oil (per Bbl)   . . . . . . . . . . . . .      $       19.09       $        21.58      $        17.39
    Gas (per Mcf)   . . . . . . . . . . . . .               2.63                 2.79                1.82
Average lease operating
    expenses (per BOE)  . . . . . . . . . . .      $        3.46       $         3.52      $         3.70

--------------------

(1) Excludes results of hedging activities. Including the effect of hedging activities, the Company's average oil price per Bbl received was $17.27, $19.70 and $19.08 in the years ended December 31, 1995, 1996 and 1997, respectively, and the average gas price per Mcf received was $1.84, $2.50 and $2.63 in the years ended December 31, 1995, 1996 and 1997, respectively.

DRILLING ACTIVITIES

         The following table sets forth the drilling of OEI on its properties for each of the three years ended December 31, 1997.

                                                               YEARS ENDED DECEMBER 31,
                                           ------------------------------------------------------------------
                                                   1997                      1996                  1995
                                           ---------------------    -------------------    ------------------
                                              GROSS       NET           GROSS     NET         GROSS      NET
                                           ---------   ---------    ----------  -------    ---------  -------
Exploratory Wells:
    Productive  . . . . . . . . . . .             17        14.9             6      5.5            1      1.0
    Nonproductive   . . . . . . . . .              8         7.4             6      4.6            3      2.0
Development Wells:
    Productive  . . . . . . . . . . .             36        32.4            24     23.7           17     17.0
    Nonproductive   . . . . . . . . .             --          --             1      1.0           --       --
                                           ---------   ---------    ----------  -------    ---------  -------
         Total  . . . . . . . . . . .             61        54.7            37     34.8           21     20.0
                                           =========   =========    ==========  =======    =========  =======

SUPPLEMENTAL INFORMATION TO "THE COMPANIES--UNITED MERIDIAN CORPORATION."

RESERVES

         The following table sets forth estimated of proved developed and proved undeveloped reserves of crude oil and natural gas of UMC at December 31, 1997, as evaluated by Ryder Scott Company, Netherland, Sewell & Associates, Inc. and McDaniel & Associates Consultants Ltd., UMC's independent petroleum reserve engineers:

                                                                                                  BARRELS OF OIL EQUIVALENTS
                                    OIL (MBBLS)                    NATURAL GAS (MMCF)                       (MBOE)
                         -------------------------------    -------------------------------     -------------------------------
                         DEVELOPED  UNDEVELOPED    TOTAL    DEVELOPED  UNDEVELOPED    TOTAL     DEVELOPED  UNDEVELOPED    TOTAL
                         ---------  -----------    -----    ---------  -----------    -----     ---------  -----------    -----
Gulf Coast .........       1,912          96       2,008      53,168      14,923      68,091      10,774       2,583      13,357
Permian Basin ......       6,796         545       7,341      27,450       4,066      31,516      11,371       1,223      12,594
Midcontinent .......       1,966         404       2,370      60,667       8,098      68,765      12,077       1,754      13,831
Rocky Mountains ....       6,669       1,778       8,447     130,954      26,773     157,727      28,495       6,240      34,735
                         -------     -------     -------   ---------    --------    --------    --------    --------    --------
  Sub-Total U.S. ...      17,343       2,823      20,166     272,239      53,860     326,099      62,717      11,800      74,517
Canada .............       3,383          --       3,383      97,862          --      97,862      19,693          --      19,693
Cote d'Ivoire ......       1,861       3,396       5,257      40,313      95,977     136,290       8,580      19,393      27,973
Equatorial Guinea ..      11,482      28,532      40,014          --          --          --      11,482      28,532      40,014
                         -------     -------     -------   ---------    --------    --------    --------    --------    --------
  Total Company ....      34,069      34,751      68,820     410,414     149,837     560,251     102,472      59,725     162,197
                         =======     =======     =======   =========    ========    ========    ========    ========    ========

ACREAGE AND PRODUCTIVE WELLS

         The following table sets forth UMC's developed and undeveloped acreage at December 31, 1997. In North America, UMC holds its acreage through oil and natural gas leases. The leases have a variety of primary terms and may require delay rentals to continue the primary term if not productive. The leases may be surrendered by the operator at any time by notice to the lessors, by the cessation of production, by the fulfillment of commitments, or by failure to make timely payment of delay rentals.

         UMC's acreage holdings in Cote d'Ivoire, Equatorial Guinea, Pakistan, Bangladesh and Angola are evidenced by PSCs or other concession agreements with the governments of those countries. Among the terms that may be in place are obligations of UMC to conduct exploration operations (including the drilling of wells) and the manner in which any oil and natural gas that may be produced will be allocated among the parties to the contract.

                                    DEVELOPED ACREAGE         UNDEVELOPED ACREAGE              TOTAL
                                 ----------------------     -----------------------    -----------------------
                                   GROSS         NET         GROSS          NET         GROSS           NET
                                 --------      --------     --------     ---------    ---------      ---------
                                      (IN THOUSANDS)            (IN THOUSANDS)              (IN THOUSANDS)
                                 ----------------------     ----------------------    ------------------------
Gulf Coast Onshore  . . . .            61           15           357           52           418            67
Gulf Coast Offshore . . . .           149           41           253          145           402           186
Midcontinent  . . . . . . .           181           64           190           42           371           106
Rocky Mountains . . . . . .           412          253           648          238         1,060           491
Other U.S.  . . . . . . . .            43            8            67            8           110            16
                                 --------    ---------      --------    ---------     ---------     ---------
    Sub-Total U.S.  . . . .           846          381         1,515          485         2,361           866
Canada  . . . . . . . . . .           498          118           445          158           943           276
Bangladesh  . . . . . . . .            --           --         3,309        1,323         3,309         1,323
Cote d'Ivoire . . . . . . .            13            4         2,136          851         2,149           855
Equatorial Guinea . . . . .            36            9         1,798        1,202         1,834         1,211
Pakistan  . . . . . . . . .            --           --         7,689        5,843         7,689         5,843
                                 --------    ---------      --------    ---------     ---------     ---------
    Total (1)   . . . . . .         1,393          512        16,892        9,862        18,285        10,374
                                 ========    =========      ========    =========     =========     =========

-----------------

(1) Does not include 1.2 million gross acres (0.2 million net acres) in Angola where UMC was awarded a participation in the deepwater Block 19 in February 1998.

         The following table sets forth UMC's existing productive wells as of December 31, 1997:

                                                         GROSS                 NET
                                                      -----------          ----------
     Oil  . . . . . . . . . . . . . . . . . .               3,994                 467
     Gas  . . . . . . . . . . . . . . . . . .               1,954                 835
                                                      -----------          ----------
             Total Productive Wells . . . . .               5,948               1,302
                                                      ===========          ==========

PRODUCTION, UNIT PRICES AND COSTS

         The following table sets forth information with respect to UMC's production and average unit prices and costs for the periods indicated:

                                                                                 YEARS ENDED
                                                                                 DECEMBER 31,
                                                               ------------------------------------------------
                                                                    1997              1996              1995
                                                               -------------      ------------      -----------
Production:

   Oil (MBbls)
      United States   . . . . . . . . . . . . . . . . . .              2,214             2,022            1,826
      Canada  . . . . . . . . . . . . . . . . . . . . . .                439               511              649
      Cote d'Ivoire   . . . . . . . . . . . . . . . . . .              1,027               894              285
      Equatorial Guinea   . . . . . . . . . . . . . . . .              4,453               967               --
                                                               -------------      ------------      -----------
           Total  . . . . . . . . . . . . . . . . . . . .              8,133             4,394            2,760
                                                               =============      ============      ===========

   Natural gas (Mmcf)
      United States   . . . . . . . . . . . . . . . . . .             42,238            47,719           38,878
      Canada  . . . . . . . . . . . . . . . . . . . . . .              7,630             5,339            5,383
      Cote d'Ivoire   . . . . . . . . . . . . . . . . . .              4,939             2,387              192
                                                               -------------      ------------      -----------
           Total  . . . . . . . . . . . . . . . . . . . .             54,807            55,445           44,453
                                                               =============      ============      ===========

Average net sales price, including hedging:

   Oil ($ per bbl)
      United States   . . . . . . . . . . . . . . . . . .      $       17.96      $      20.91      $     16.41
      Canada  . . . . . . . . . . . . . . . . . . . . . .      $       17.97      $      19.43      $     16.59
      Cote d'Ivoire   . . . . . . . . . . . . . . . . . .      $       18.35      $      20.56      $     15.45
      Equatorial Guinea   . . . . . . . . . . . . . . . .      $       17.71      $      22.17      $        --
           Average  . . . . . . . . . . . . . . . . . . .      $       17.87      $      20.94      $     16.35

   Natural gas ($ per Mcf)
      United States   . . . . . . . . . . . . . . . . . .      $        2.18      $       2.15      $      1.58
      Canada  . . . . . . . . . . . . . . . . . . . . . .      $        1.40      $       1.44      $      1.17
      Cote d'Ivoire   . . . . . . . . . . . . . . . . . .      $        1.81      $       1.80      $      1.72
           Average  . . . . . . . . . . . . . . . . . . .      $        2.04      $       2.07      $      1.53

Additional disclosures ($ per BOE):
   Production and operating costs (1)   . . . . . . . . .      $        2.65      $       3.12      $      3.50
   Ad valorem and production taxes  . . . . . . . . . . .      $        0.62      $       0.64      $      0.72
   Oil and natural gas depletion and depreciation (2) . .      $        5.45      $       6.00      $      5.19

--------------------

(1) Costs incurred to operate and maintain wells and related equipment, excluding ad valorem and production taxes.

(2)      Does not include impairments of proved oil and gas property.

DRILLING ACTIVITY

         During the periods indicated, UMC drilled or participated in the drilling of the following exploratory and development wells:

                                                               YEARS ENDED DECEMBER 31,
                                           ------------------------------------------------------------------
                                                   1997                      1996                  1995
                                           ---------------------    -------------------    ------------------
                                             GROSS        NET          GROSS      NET        GROSS       NET
                                           ---------   ---------    ----------  -------    ---------  -------
Exploratory:
    Productive  . . . . . . . . . . .             30        13.8            23      7.8           18      5.2
    Non-Productive  . . . . . . . . .             31        12.9            25      8.6           15      3.2
                                           ---------   ---------    ----------  -------    ---------  -------
         Total  . . . . . . . . . . .             61        26.7            48     16.4           33      8.4
                                           =========   =========    ==========  =======    =========  =======

Development:
    Productive:   . . . . . . . . . .            253        69.9           113     26.8          114     19.4
    Non-Productive  . . . . . . . . .             23        12.9             9      4.4           22      3.3
                                           ---------   ---------    ----------  -------    ---------  -------
         Total  . . . . . . . . . . .            276        82.8           122     31.2          136     22.7
                                           =========   =========    ==========  =======    =========  =======

Total:
    Productive  . . . . . . . . . . .            283        83.7           136     34.6          132     24.6
    Non-Productive  . . . . . . . . .             54        25.8            34     13.0           37      6.5
                                           ---------   ---------    ----------  -------    ---------  -------
         Total  . . . . . . . . . . .            337       109.5           170     47.6          169     31.1
                                           =========   =========    ==========  =======    =========  =======

         At December 31, 1997, UMC was participating in the drilling or completion of 57 gross (17.2 net) wells. All of UMC's drilling activities are conducted with independent contractors.

SUPPLEMENTAL INFORMATION TO "THE MERGERS--INTERESTS OF CERTAIN PERSONS IN THE MERGERS."

         The following table sets forth information concerning the value of exercisable and unexercisable options held by UMC's Chief Executive Officer and each of the four other most highly compensated executive officers of UMC, all executive officers of UMC as a group, and all of UMC's non-employee directors as a group as of December 31, 1997. No options have been granted to such persons after such date. As a result of the UMC Merger, all unexercisable options will become exercisable. Absent the UMC Merger or other similar merger transaction, the Unexercisable Options set forth below will become exercisable over various periods of time (up to 4 years) provided the officer or director remains employed or in the service of UMC or upon the retirement of the officer or director after meeting certain retirement criteria.

                                     NUMBER OF SHARES OF UMC
                                          COMMON STOCK              VALUE OF UNEXERCISED IN-
                                     UNDERLYING UNEXERCISED        THE-MONEY OPTIONS, HELD AT
                                         OPTIONS HELD AT             DECEMBER 31, 1997 (1)
                                        DECEMBER 31, 1997
                                  EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                                  -----------    -------------    -----------    -------------
 John B. Brock  (2)                   104,375           203,750    $1,561,015        $1,135,781
 James L. Dunlap  (2)                 187,500           112,500            $0                $0
 Jonathan M. Clarkson                  74,375            78,125    $1,182,266          $471,172
 James E. Smitherman                        0            78,125            $0          $511,016
 Gary R. McGregor                      15,075            39,005      $207,835          $361,832
 All executive officers as a
 group (8 persons)  (3)               424,982           597,930    $3,683,864        $3,062,373
 All non-employee directors as
 a group (10 persons)                 441,308            57,000    $8,471,764           $83,125

         (1) Computed based on the difference between aggregate fair market value and aggregate exercise price. The fair value of UMC Common Stock on December 31, 1997 was $27.375 based on the average of the high and low sales prices on the New York Stock Exchange on such date.

         (2) Also members of the UMC Board.

         (3) Includes the five above-named executive officers.

SUPPLEMENTAL INFORMATION TO "THE MERGERS--BACKGROUND OF THE MERGERS" AND "--REASONS FOR THE MERGERS; RECOMMENDATIONS OF THE BOARDS--REASONS FOR THE MERGER-UMC."

         In September and November 1997, the UMC Board concluded that it would be difficult, if not impossible, to capture the long-term value of UMC in a current sale and, therefore, that such a sale would not be in the best interests of UMC stockholders because a sale would not enable UMC's stockholders to participate in such long-term value. In coming to this conclusion, the UMC Board did not determine a value or range of values of UMC. Any quantification of such values would, by necessity, be highly dependent upon a variety of assumptions applicable over a substantial period of time and subject to substantial risk analysis. The UMB Board instead considered the various valuation methodologies generally used for oil and gas exploration and production companies and the overall prospects of UMC, including the future international opportunities of UMC. The UMC Board concluded that such methodologies would not ascribe full credit to UMC for such future prospects. The UMC Board, therefore, made a subjective determination that until such opportunities could be realized through discoveries, UMC would not be given full credit relative to its potential and long-term value. Although the UMC Board believed that UMC may be able to capture a portion of its long-term value by pursuing its stand alone business plan, the UMC Board believes that the UMC Merger with OEI will provide significant benefits that will enhance UMC's ability to achieve such value. Such benefits include diversification, lowering its risk profile, enabling it to retain a greater portion of large-scale exploration and development projects, facilitating and minimizing financial risks in securing scarce drilling rigs and other oil field services, obtaining better credit ratings, more flexible financing, greater stock liquidity and lower financing costs. The UMC Board believes that the UMC Merger will provide such benefits without sacrificing UMC's own individual potential growth rate. The UMC Board determined that OEI was the most attractive candidate for a strategic combination with UMC because of the fit with UMC's current operations, the exploration and development prospects of OEI and the similarities in size and projected growth, production, reserves and financial measures, including cash flow.


SUPPLEMENTAL INFORMATION TO "THE MERGERS--BACKGROUND OF THE MERGERS."

         The representative of Lehman Brothers, financial advisor to OEI, who was formerly with Merrill Lynch, financial advisor to UMC, was among the representatives of Merrill Lynch who reviewed with UMC in early 1997 a possible strategic combination with OEI. The representative, subsequent to his employment by Lehman Brothers, was actively involved in the transaction on behalf of OEI. In light of the fact that management of each of OEI and UMC was aware that all material confidential information concerning its company would be disclosed to management of the other company in connection with the investigatory phase of the merger negotiations, in the opinion of UMC, the former employment by Merrill Lynch of the representative of Lehman Brothers had no effect on the negotiation of the Mergers or the sharing or withholding of confidential information between OEI and UMC.

                           VOTING ON MERGER AGREEMENT

         Any person executing a proxy card may revoke it prior to its exercise by filing with the Corporate Secretary of OEI or UMC, as the case may be, prior to or at the applicable Stockholders' Meeting, at the address specified under the caption "Available Information" in the Joint Proxy Statement/Prospectus, either an instrument revoking the proxy or a duly executed proxy bearing a later date.


By Order of the Board of Directors of   By Order of the Board of Directors of
Ocean Energy, Inc.                      United Meridian Corporation


Dated: March 13, 1998